CMARK INTERNATIONAL, INC.
9570 Two Notch Road, Suite 4
Columbia, South Carolina 29223

August 11, 2010

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	CMARK International, Inc.
Request for Withdrawal of Registration Statement on Form SB-2
File No. 333-147941
Filed on: December 7, 2007

Ladies and Gentleman:

CMARK International, Inc., a South Carolina corporation (the “Company”), hereby requests the withdrawal of its Registration Statement on Form SB-2, including Amendment Nos. 1 and 2 thereto (File No. 333-147941), as initially filed with the U.S. Securities & Exchange Commission on December 7, 2007 and amended on February 14, 2008 and August 5, 2008 (the “Registration Statement”).

We are requesting a withdrawal due to the fact that the Registration Statement is out of date and the Company does not desire to amend the Registration Statement at the present time.  No securities were sold in connection with the offering.  We believe that such withdrawal is consistent with the public interest and the protection of our investors.

The Company requests a withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended.     Thank you for your assistance in this matter. Should you require further information, please contact Clayton E. Parker or Matthew Ogurick of K&L Gates LLP, our special counsel, at (305) 539-3300.

Sincerely,

/s/ Charles W. Jones, Jr.

Charles W. Jones, Jr.
Chief Executive Officer and President